SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Amendment No. ___)1

STEELCASE INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

858155 20 3
(CUSIP Number)

Hugh H. Makens
Warner Norcross & Judd LLP
900 Old Kent Building
111 Lyon Street, NW
Grand Rapids, Michigan 49503-2489
(616) 752-2000
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 21, 2000
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

(continued on following pages)

(Page 1 of 8 Pages)

CUSIP No. 858155 20 3	13D	Page 2 of 8 Pages

(1)	Name of Reporting Person:	Peter M. Wege

(2)	Check the Appropriate Box	(a) [ ]
	if a Member of a Group:	(b) [x]

(3)	SEC Use Only:

(4)	Source of Funds	OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	2,767,085
Beneficially Owned	(8)	Shared Voting Power:	560,128
By Reporting Person	(9)	Sole Dispositive Power:	2,767,085
With	(10)	Shared Dispositive Power:	560,128

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 29,377,536*

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 54.1%

(14)	Type of Reporting Person:	IN

*This number includes 20,050,323 shares held by the Trust Under the Will of Peter Martin Wege, dated February 20, 1946, of which the reporting person disclaims beneficial ownership, and also includes 6,000,000 shares held by the Peter M. Wege Charitable Remainder Trust, dated October 10, 1997.

CUSIP No. 858155 20 3	13D	Page 3 of 8 Pages

(1)	Name of Reporting Person:	Peter M. Wege II

(2)	Check the Appropriate Box	(a) [ ]
	if a Member of a Group:	(b) [x]

(3)	SEC Use Only:

(4)	Source of Funds	OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	6,648,883
Beneficially Owned	(8)	Shared Voting Power:	537,384
By Reporting Person	(9)	Sole Dispositive Power:	6,648,883
With	(10)	Shared Dispositive Power:	537,384

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 7,743,607

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[x]

(13)	Percent of Class Represented by Amount in Row (11) 22.2%

(14)	Type of Reporting Person:	IN

CUSIP No. 858155 20 3	13D	Page 4 of 8 Pages

(1)	Name of Reporting Person:	The Wege Foundation

(2)	Check the Appropriate Box	(a) [ ]
	if a Member of a Group:	(b) [x]

(3)	SEC Use Only:

(4)	Source of Funds	OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: Michigan

Number of Shares	(7)	Sole Voting Power:	560,128
Beneficially Owned	(8)	Shared Voting Power:	0
By Reporting Person	(9)	Sole Dispositive Power:	560,128
With	(10)	Shared Dispositive Power:	0

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 560,128

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ x ]

(13)	Percent of Class Represented by Amount in Row (11): 2.2%

(14)	Type of Reporting Person:	CO

Item 1.	Security and Issuer.

Name of Issuer:

Steelcase Inc.

Title of Class of Equity Securities:

Class A Common Stock

Address of Issuer's Principal Executive Offices:

901 - 44th Street, SE
Grand Rapids, Michigan 49508

Item 2.	Identity and Background.

                 Peter M. Wege is a self-employed author and businessman whose business address is P.O. Box 6388, Grand Rapids, Michigan 49516-6388. He is a United States citizen. Peter M. Wege II is a businessman whose business address is 901 - 44th Street, SE, Grand Rapids, Michigan 49508. He is a United States citizen. The Wege Foundation is a nonprofit corporation organized under the laws of Michigan. The address of The Wege Foundation's principal business and its principal office is P.O. Box 6388, Grand Rapids, Michigan 49516-6388. The Wege Foundation is a nonprofit organization under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

Item 3.	Source and Amount of Funds and Other Consideration.

                 This Schedule 13D does not report the acquisition of any shares of Steelcase Inc. ("Steelcase"). This Schedule 13D reports the formation of a group under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 4.	Purpose of Transaction.

                 On January 21, 2000, Peter M. Wege, Peter M. Wege II and The Wege Foundation (collectively, the "Shareholders"), determined to form a group for the purposes of exploring strategic alternatives with respect to their holdings of Steelcase stock.

Item 5.	Interest in Securities of the Issuer.

                 (a)        Peter M. Wege may be deemed to beneficially own 29,377,536 shares of the Class A and Class B Common Stock of Steelcase, constituting approximately 54.1% of the issued and outstanding shares of Steelcase Class A and Class B Common Stock based on the number of outstanding shares as of December 31, 1999. (Steelcase Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis. This percentage assumes the full conversion of all shares of Class B Common Stock beneficially owned by Peter M. Wege into shares of Class A Common Stock.) Mr. Wege specifically disclaims beneficial ownership of 20,050,323 shares held by the Trust Under the Will of Peter Martin Wege, dated February 20, 1946.

                 Peter M. Wege II may be deemed to beneficially own 6,648,883 shares of the Class A and Class B Common Stock of Steelcase, constituting approximately 22.2% of the issued and outstanding shares of Steelcase Class A and Class B Common Stock based on the number of outstanding shares as of December 31, 1999 (assuming conversion of all shares of Class B Common Stock beneficially owned by Peter M. Wege II).

                 The Wege Foundation may be deemed to beneficially own 560,128 shares of the Class A and Class B Common Stock of Steelcase, constituting approximately 2.2% of the issued and outstanding shares of Steelcase Class A and Class B Common Stock based on the number of outstanding shares as of December 31, 1999 (assuming conversion of all shares of Class B Common Stock beneficially owned by The Wege Foundation).

                 Collectively, the Shareholders may be deemed to beneficially own 30,026,419 shares of the Class A Common Stock of Steelcase, constituting approximately 54.1% of the issued and outstanding shares of Steelcase Class A and Class B Common Stock based on the number of outstanding shares as of December 31, 1999 (assuming the conversion of the Class B stock beneficially owned by the Shareholders). The Shareholders specifically disclaim beneficial ownership of 20,050,323 shares held by the Trust Under the Will of Peter Martin Wege, dated February 20, 1946.

                 (b)        Peter M. Wege has sole voting and dispositive power over 2,767,085 shares of the Class A and Class B Common Stock of Steelcase and shared voting and dispositive power over 560,128 shares of the Class A and Class B Common Stock of Steelcase. Mr. Wege specifically disclaims beneficial ownership of 20,050,323 shares held by the Trust Under the Will of Peter Martin Wege, dated February 20, 1946.

                 Peter M. Wege II has sole voting and dispositive power over 6,648,883 shares of the Class A and Class B Common Stock of Steelcase and shared voting and dispositive power over 537,384 shares of the Class A and Class B Common Stock of Steelcase.

                 The Wege Foundation has sole voting and dispositive power over 560,128 shares of the Class A and Class B Common Stock of Steelcase.

                 The Shareholders collectively have sole voting and dispositive power over 9,415,968 shares of the Class A and Class B Common Stock of Steelcase and shared voting and dispositive power over 1,097,512 shares of the Class A and Class B Common Stock of Steelcase. The Shareholders specifically disclaim beneficial ownership of 20,050,323 shares held by the Trust Under the Will of Peter Martin Wege, dated February 20, 1946.

                 (c)        On January 21, 2000, the Peter M. Wege Living Trust dated February 8, 1996 converted 6,000,000 shares of Steelcase Class B Common Stock into 6,000,000 shares of Steelcase Class A Common Stock, and transferred all of such shares to the Peter M. Wege Charitable Remainder Trust dated October 10, 1997.

                 (d)        Kathleen Wege, wife of Peter M. Wege II, has the power to direct the receipt of dividends and the proceeds of a sale of shares with respect to 440,784 shares reported as beneficially owned by Peter M. Wege II, pursuant to trust documents.

                 (e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See the discussion included in Item 4, which is here incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

	99.1	Power of Attorney of Peter M. Wege.

	99.2	Power of Attorney of Peter M. Wege II. Previously filed as an exhibit to the Statement on Schedule 13G of Peter M. Wege II dated February 15, 1999.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	January 31, 2000	/s/ Peter M. Wege*
Peter M. Wege

Dated:	January 31, 2000	/s/ Peter M. Wege II*
Peter M. Wege II

Dated:	January 31, 2000	THE WEGE FOUNDATION

By: /s/ W. Michael Van Haren
W. Michael Van Haren
Secretary

*By: /s/ W. Michael Van Haren
W. Michael Van Haren
Attorney-in-fact